
15008370

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT


SEC MAIL PROCESSING
RECEIVED
DEC 01 2015
WASH, D.C.
189
SECTION

INTERIM FINANCIAL REPORT

At 30 September 2015

(UNAUDITED)

Table of contents

European Bank for Reconstruction and Development: Interim Financial Report at 30 September 2015

Income statement

For the quarter ended 30 September 2015 (unaudited) and 30 September 2014 (unaudited)

	Quarter 3 2015 € million	Quarter 2 2015 € million	YTD 2015 € million	Quarter 3 2014 € million	YTD 2014 € million
Interest and similar income					
From Banking loans	284	292	853	274	778
From fixed-income debt securities and other interest	21	19	61	31	84
Interest expense and similar charges	(31)	(33)	(92)	(25)	(69)
Net interest expense on derivatives	(44)	(49)	(152)	(57)	(147)
Net interest income	230	229	670	223	646
Net fee and commission income	5	5	14	4	8
Dividend income	20	47	71	21	72
Net (losses)/gains from share investments at fair value through profit or loss	(223)	130	471	(33)	(11)
Net (losses)/gains from loans at fair value through profit or loss	(1)	(1)	(30)	1	9
Net gains from loans at amortised cost	-	-	-	1	5
Net gains from Treasury investments held at amortised cost	1	-	4	1	3
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	8	42	95	(30)	(16)
Fair value movement on non-qualifying and ineffective hedges	(43)	(11)	(44)	(33)	(40)
Provisions for impairment of Banking loan investments	(31)	(61)	(137)	(52)	(224)
Provisions for impairment of guarantees	-	-	-	-	1
General administrative expenses	(97)	(93)	(282)	(78)	(232)
Depreciation and amortisation	(7)	(8)	(22)	(6)	(19)
Net (loss)/profit for the period	(138)	279	810	19	202
Transfers of net income approved by the Board of Governors	-	(360)	(360)	(25)	(35)
Financial accounting net (loss)/profit after transfers of net income approved by the Board of Governors	(138)	(81)	450	(6)	167

Statement of comprehensive income

For the quarter ended 30 September 2015 (unaudited) and 30 September 2014 (unaudited)

	Quarter 3 2015 € million	**Quarter 2 2015 € million**	**Year to date 2015 € million**	Quarter 3 2014 € million	Year to date 2014 € million
Net (loss)/profit	**(138)**	**(81)**	**450**	(6)	167
Other comprehensive (loss)/income					
Share investment designated as fair value through other comprehensive income	**(7)**	**-**	**(3)**	7	5
Cash flow hedges	**(9)**	**(6)**	**(2)**	(3)	-
Total comprehensive (loss)/income	**(154)**	**(87)**	**445**	(2)	172
Attributable to:					
Equity holders	**(154)**	**(87)**	**445**	(2)	172

Balance Sheet
At 30 September 2015 (unaudited) and 31 December 2014 (audited)

	€ million	30 September 2015 € million	€ million	31 December 2014 € million
Assets				
Placements with and advances to credit institutions		**12,848**		10,612
Debt securities				
At fair value through profit or loss	**702**		106	
At amortised cost	**9,523**		11,688	
		10,225		11,794
Collateralised placements		**33**		57
		23,106		22,463
Other financial assets				
Derivative financial instruments	**4,926**		4,978	
Other financial assets	**719**		345	
		5,645		5,323
Loan investments				
Banking portfolio				
Loans at amortised cost	**21,285**		20,358	
Less: Provisions for impairment	**(1,330)**		(1,209)	
Loans at fair value through profit or loss	**309**		338	
		20,264		19,487
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	**4,975**		5,069	
Treasury portfolio				
Share investments at fair value through other comprehensive income	**66**		62	
		5,041		5,131
Intangible assets		**54**		43
Property, technology and office equipment		**48**		40
Total assets		**54,158**		52,487
Liabilities				
Borrowings				
Amounts owed to credit institutions	**2,466**		2,534	
Debts evidenced by certificates	**32,980**		32,922	
		35,446		35,456
Other financial liabilities				
Derivative financial instruments	**3,308**		2,430	
Other financial liabilities	**804**		452	
		4,112		2,882
Total liabilities		**39,558**		38,338
Members' equity				
Paid-in capital	**6,202**		6,202	
Reserves and retained earnings	**8,398**		7,947	
Total members' equity		**14,600**		14,149
Total liabilities and members' equity		**54,158**		52,487
Memorandum items				
Undrawn commitments		**11,042**		11,531

Statement of changes in equity for the quarter ended 30 September 2015 (unaudited) and 30 September 2014 (unaudited)

	Subscribed capital € million	Callable capital € million	Fair value through other comprehensive income reserve € million	Cash flow reserves € million	Actuarial remeasurements € million	Retained earnings € million	Total equity € million
At 31 December 2013	29,673	(23,471)	15	4	(3)	8,658	14,876
Total comprehensive income for the period	-	-	5	-	-	167	172
Internal tax for the period	-	-	-	-	-	4	4
Capital subscriptions	1	(1)	-	-	-	-	-
At 30 September 2014	29,674	(23,472)	20	4	(3)	8,834	15,052
At 31 December 2014	29,674	(23,472)	14	-	(8)	7,941	14,149
Total comprehensive income for the period	-	-	(3)	(2)	-	450	445
Internal tax for the period	-	-	-	-	-	6	6
At 30 September 2015	29,674	(23,472)	11	2	(8)	8,397	14,600

Statement of cash flows for the period to 30 September 2015 (unaudited) and 30 September 2014 (unaudited)

	€ million	Nine months to 30 September 2015 € million	€ million	Nine months to 30 September 2014 € million
Cash flows from operating activities				
Net profit for the year	450		167	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(23)		(11)	
Interest income	(891)		(851)	
Interest expense and similar charges	244		216	
Net deferral of fees and direct costs	72		(142)	
Dividend Income	(71)		(72)	
Internal tax	6		5	
Realised (gains)/losses on share investments and equity derivatives	(117)		(245)	
Unrealised (gains)/losses on share investments and equity derivatives at fair value through profit or loss	(354)		224	
Unrealised losses/(gains) from loans at fair value through profit or loss	27		16	
Realised losses/(gains) on Banking loans	3		(5)	
Realised (gains)/losses on Treasury investments	(4)		(1)	
Fair value movement on hedges	44		40	
Unrealised mark-to-market movement	(43)		(254)	
Foreign exchange gains	(2)		(3)	
Depreciation and amortisation	22		19	
Profit on disposal of property, technology and office equipment	-		-	
Provisions for impairment of debt securities at amortised cost	-		-	
Gross provisions charge for Banking loan losses and guarantees	83		223	
Movement in net income allocations payable	115		-	
	(439)		(674)	
Interest income received	812		965	
Interest expense and similar charges paid	(186)		(159)	
Dividend income received	71		72	
Increase in operating assets:				
Prepaid expenses	67		(14)	
Proceeds from repayments of Banking loans	4,831		5,798	
Funds advanced for Banking loans	(5,333)		(6,190)	
Proceeds from sale of Banking share investments and equity derivatives	1,008		1,154	
Funds advanced for Banking share investments	(403)		(702)	
Net placements from credit institutions	242		3,208	
Net proceeds from settlement of derivatives	825		345	
Increase in operating liabilities:				
Accrued expenses	73		14	
Net cash from operating activities		1,568		3,817
Cash flows from investing activities				
Proceeds from debt securities at amortised cost	10,043		12,415	
Purchases of debt securities at amortised cost	(8,053)		(10,892)	
Proceeds from sale of debt securities held at fair value through profit or loss	1,127		163	
Purchases of debt securities held at fair value through profit or loss	(747)		(167)	
Proceeds from sale of property, technology and office equipment	-		-	
Purchase of intangible assets, property, technology and office equipment	(41)		(16)	
Net cash from investing activities		2,329		1,503
Cash flows from financing activities				
Capital received	-		-	
Issue of debts evidenced by certificates	10,429		7,104	
Redemption of debts evidenced by certificates	(12,206)		(5,911)	
Net cash from financing activities		(1,777)		1,193
Net increase in cash and cash equivalents		2,120		6,513
Cash and cash equivalents at beginning of the year		6,435		4,147
Cash and cash equivalents at 30 September[1]		8,555		10,660

[1] Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 30 September 2015 balance is €518 million restricted for signed projects and operational costs for the SEMED Investment Special Fund (ISF), and €12 million restricted for technical assistance to be provided to member countries in the SEMED region.

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 September 2015 the Bank's shareholders comprised 64 countries, together with the European Union and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2014.

In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2015.

3. Banking loan investments at amortised cost

	30 September 2015 Sovereign Loans € million	30 September 2015 Non-sovereign loans € million	30 September 2015 Total loans € million	31 December 2014 Sovereign loans € million	31 December 2014 Non-sovereign loans € million	31 December 2014 Total Loans € million
Operating assets						
At 1 January	2,920	17,438	20,358	2,801	16,657	19,458
Movement in fair value revaluation[1]	-	(8)	(8)	-	17	17
Disbursements	189	4,980	5,314	485	7,517	8,002
Repayments and prepayments	(328)	(4,476)	(4,804)	(455)	(6,879)	(7,334)
Foreign exchange movements	52	381	433	83	165	248
Movement in net deferral of front end fees and related direct costs	7	39	46	6	34	40
Written off	-	(54)	(54)	-	(73)	(73)
Total	2,985	18,300	21,285	2,920	17,438	20,358
Portfolio provisions for the unidentified impairment of loan investments	(39)	(585)	(624)	(40)	(538)	(578)
Specific provisions for the identified impairment of loan investments	-	(706)	(706)	-	(631)	(631)
Net book value	2,946	17,009	19,955	2,880	16,269	19,149

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 30 September 2015 the Bank categorised 82 amortised cost loans as non-performing, with operating assets totalling €1.2 billion (31 December 2014: 86 loans totalling €1.2 billion). Specific provisions on these assets amounted to €706 million (31 December 2014: €631 million).

Banking loan investments at fair value through profit or loss

Non-sovereign loans	30 September 2015 € million	31 December 2014 € million
At 1 January	338	223
Movement in fair value revaluation	(26)	9
Disbursements	19	248
Repayments and prepayments	(27)	(72)
Foreign exchange movements	5	(67)
Written off	-	(3)
Fair value	309	338

At 30 September 2015 the Bank categorised six fair value through profit or loss loans as non-performing, with operating assets totalling €64 million (31 December 2014: 3 loans totalling €14 million). Fair value adjustments on these assets amounted to a €37 million loss (31 December 2014: €11 million loss).

4. Share investments

	30 September 2015 Fair value Unlisted € million	30 September 2015 Fair value Listed € million	30 September 2015 Fair value Total € million	31 December 2014 Fair value Unlisted € million	31 December 2014 Fair value Listed € million	31 December 2014 Fair Value Total € million
Outstanding disbursements						
At 1 January	4,120	2,065	6,185	4,410	1,949	6,359
Transfer between unlisted and listed	(77)	77	-	(296)	296	-
Disbursements	324	79	403	615	437	1,052
Disposals	(316)	(533)	(849)	(605)	(617)	(1,222)
Written off	(42)	-	(42)	(4)	-	(4)
Total	4,009	1,688	5,697	4,120	2,065	6,185
Fair value adjustment						
At 1 January	(1,165)	49	(1,116)	228	(97)	131
Transfer between unlisted and listed	39	(39)	-	(431)	431	-
Movement in fair value revaluation	231	163	394	(962)	(285)	(1,247)
Total	(895)	173	(722)	(1,165)	49	(1,116)
Fair value	3,114	1,861	4,975	2,955	2,114	5,069
Equity derivatives	388	55	443	389	36	425

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the Bank's countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	At 30 September 2015			At 30 September 2014		
	Banking	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
	€ million	**€ million**	**€ million**	€ million	€ million	€ million
Interest income	**853**	**61**	**914**	778	84	862
Other income	**526**	**99**	**625**	83	(13)	70
Total segment revenue	**1,379**	**160**	**1,539**	861	71	932
Less interest expense and similar charges	**(236)**	**143**	**(93)**	(225)	130	(95)
Net interest expense on derivatives	**-**	**(152)**	**(152)**	-	(147)	(147)
Allocation of the return on capital	**1**	**-**	**1**	23	3	26
Less general administrative expenses	**(265)**	**(17)**	**(282)**	(223)	(9)	(232)
Less depreciation and amortisation	**(21)**	**(1)**	**(22)**	(18)	(1)	(19)
Segment result before provisions and hedges	**858**	**133**	**991**	418	47	465
Fair value movement on non-qualifying and ineffective hedges	**-**	**(44)**	**(44)**	-	(40)	(40)
Provision for impairment of loan investments	**(137)**	**-**	**(137)**	(223)	-	(223)
Net profit for the year	**721**	**89**	**810**	195	7	202
Segment assets	**26,049**	**28,109**	**54,158**	26,215	28,230	54,445
Segment liabilities	**396**	**39,162**	**39,558**	313	39,080	39,393

Interest expense and similar charges, net of the allocation of the return on capital, is €92 million (Q3 2014: €69 million). This is the Bank's "interest expense and similar charges" as reported in the income statement.

6. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

Financial assets at 30 September 2015	Carrying amount € million	Fair value € million
Financial assets measured at fair value through profit or loss:		
Debt securities	702	702
Derivative financial instruments	4,926	4,926
Banking share investments	4,975	4,975
Treasury share investments	66	66
Banking loan investments	309	309
	10,978	10,978
Financial assets measured at amortised cost:		
Placements with and advances to credit institutions	12,848	12,848
Collateralised placements	33	33
Debt securities	9,523	9,491
Other financial assets	719	719
Banking loan investments	19,955	21,015
	43,078	44,107
Total	54,056	55,085

Financial Liabilities at 30 September 2015	Carrying amount € million	Fair value € million
Amounts owed to credit institutions	(2,466)	(2,466)
Debts evidenced by certificates	(32,980)	(32,880)
Derivative financial instruments	(3,308)	(3,308)
Other financial liabilities	(804)	(804)
Total financial liabilities	(39,558)	(39,458)

Fair Value Estimation Techniques

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primarily simple, short-term instruments. They are classified as having Level 2 inputs as the Bank's assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

Amortised cost debt securities are valued using Level 2 inputs. The basis of their fair value is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services.
The Bank's collateralised placements are valued using discounted cash flows and are therefore based on Level 3 inputs.

Banking loan investments whereby the objective of the Bank's business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year-end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank's borrowing activities executed through the issuance of commercial paper and bonds. The fair value of the Bank's issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank's issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

- **Level 1** - Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges.
- **Level 2** - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities and most derivative products. The sources of inputs include prices available from screen-based services such as Reuters and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.
- **Level 3** - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 30 September 2015 about the Bank's financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

	At 30 September 2015			
	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Debt securities	-	702	-	702
Derivative financial instruments	-	4,342	584	4,926
Banking loans	-	-	309	309
Share investments (Banking portfolio)	1,636	-	3,339	4,975
Share investments (Treasury portfolio)	-	66	-	66
Total financial assets at fair value	1,636	5,110	4,232	10,978
Derivative financial instruments	-	(3,174)	(134)	(3,308)
Total financial liabilities at fair value	-	(3,174)	(134)	(3,308)

There have been no transfers between level 1 and level 2 during the year.

The table below provides a reconciliation of the fair values of the Bank's level 3 financial assets and financial liabilities for the period ended 30 September 2015.

	Level 3 financial assets and financial liabilities Period ended 30 September 2015					
	Derivative financial instruments € million	Banking loans € million	Banking share investments € million	Total level 3 assets € million	Derivative financial instruments € million	Total liabilities € million
Balance as at 31 December 2014	515	338	3,387	4,240	(82)	(82)
Total gains/(losses) for the quarter ended 30 September 2015 in:						
Net profit/(loss)	103	(21)	122	204	(52)	(52)
Purchases/issues	59	19	344	422		-
Sales/settlements	(93)	(27)	(587)	(707)		-
Net transfers in/(out) of Level 3	-	-	73	73		-
Balance as at 30 September 2015	584	309	3,339	4,232	(134)	(134)
Unrealised fair value changes on assets and liabilities held at 30 September 2015 included in net profit/(loss) above	10	25	166	201	(48)	(48)

The transfers out of level 3 for Banking share investments relates to listed investments for which an active market has developed in the period. The transfers into level 3 relate to listed investments that became inactive in the market during the quarter.

Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 30 September 2015, the main valuation models/techniques[1] used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

			Impact on net profit in 2015	
		Carrying amount	Favourable change	Unfavourable change
	Main valuation models/techniques	€ million	€ million	€ million
Treasury derivative financial instruments	Discounted cash flow models	7	-	-
Banking loans	Discount cash flow and option pricing models	309	21	(20)
Banking share investments & associated derivatives	NAV and EBITDA multiples, discount cash flow models, compounded interest and option pricing models	3,782	412	(446)
At 30 September 2015		4,098	433	(466)

[1] NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.